Supplement No. 2 to Prospectus dated August 31, 2007	Filed Pursuant to Rule 424(b)(7) Registration No. 333-145833

$1,200,000,000

1.22% Convertible Senior Debentures Due 2008

and Common Stock Issuable

Upon Conversion of the Debentures

This supplement no. 2 to the prospectus dated August 31, 2007 (the Prospectus) relates to the resale by certain selling securityholders of our 1.22% Convertible Senior Debentures due 2008 (the Debentures) and any shares of our common stock issuable upon conversion of the Debentures.

You should read this prospectus supplement no. 2 together with the Prospectus and prospectus supplement no. 1 dated September 14, 2007 (collectively, the prior prospectus documents), which should be delivered with this prospectus supplement no. 2. This prospectus supplement no. 2 is not complete without, and may not be delivered or used except in conjunction with, the prior prospectus documents and any amendments or supplements thereto. This prospectus supplement no. 2 is qualified by reference to the prior prospectus documents, except to the extent that the information provided by this prospectus supplement no. 2 supersedes or supplements information contained in the prior prospectus documents. The terms of the Debentures are set forth in the Prospectus.

Investing in the Debentures and our common stock involves risks. See “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 2 or the prior prospectus documents are truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement no. 2 constitutes the offer by the selling securityholders named below of $113,922,000 principal amount of the Debentures and any shares of our common stock issuable upon conversion of those Debentures.

The table under the caption “Selling Securityholders” beginning on page 52 of the Prospectus (as previously amended and supplemented by the tables under the captions “Additional Selling Securityholders” and “Revised Information Regarding Selling Securityholders” beginning on page 2 of supplement no. 1 dated September 14, 2007 to the Prospectus) is hereby:

•	supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below; and
•

amended by replacing the information in the Prospectus and supplement no. 1 to the Prospectus regarding the selling securityholders identified in the table entitled “Revised Information Regarding Selling Securityholders” with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below.

We prepared these tables based on information supplied to us by the selling securityholders named in the tables below on or prior to October 11, 2007. Information about the selling securityholders may change over time.

We have assumed for purposes of the tables below that the selling securityholders will sell all of the Debentures and all of the common stock issuable upon conversion of the Debentures pursuant to this prospectus supplement no. 2 and the prior prospectus documents, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned by such selling securityholders.

Except as set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures since the date on which they provided the information regarding their Debentures in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Securityholders

Additional Selling Securityholders

Selling Securityholder(1)	Principal Amount of Debentures That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock Offered(2)(3)	Shares of Common Stock Beneficially Owned After the Offering(4)
Concordia Institutional Multi-Strategy Ltd.	$3,750,000	0.31%	72,037	—
Concordia Mac29 Ltd.	$2,500,000	0.21%	48,025	—
Concordia Partners LP	$6,250,000	0.52%	120,063	—
Government of Singapore Investment Corporation Pte Ltd. on behalf of Government of Singapore	$7,300,000	0.61%	140,233	376,016
Government of Singapore Investment Corporation Pte Ltd. on behalf of Monetary Authority of Singapore	$2,700,000	0.23%	51,867	435,777
JP Morgan Securities Inc(5)	$3,815,000	0.32%	73,286	—
Pond Point Partners Master Fund, LTD	$2,000,000	0.17%	38,420	—
Royal Bank of Canada	$5,000,000	0.42%	96,050	—
Thomas Weisel Partners, LLC	$10,000,000	0.83%	192,101	—
Waterstone Market Neutral Master Fund Ltd.(6)	$9,815,000	0.82%	188,547	—
Waterstone Market Neutral Mac51 Fund, Ltd.(7)	$5,185,000	0.43%	99,604	—

Revised Information Regarding Selling Securityholders

Selling Securityholder(1)	Principal Amount of Debentures That May Be Sold	Percentage of Debentures Outstanding	Shares of Common Stock Offered(2)(3)	Shares of Common Stock Beneficially Owned After the Offering(4)
Arkansas Pers	$2,330,000	0.19%	44,759	—
Boilermakers Blacksmith Pension Trust	$3,410,000	0.28%	65,506	—
Credit Suisse Securities (USA) LLC	$15,000,000	1.25%	288,151	—
Forest Global Convertible Master Fund, L.P.	$8,644,000	0.72%	166,052	—
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	$599,000	0.05%	11,506	—
HFR CA Global Opportunity Master Trust	$3,464,000	0.29%	66,543	—
HFR RVA Select Performance Master Trust	$897,000	0.07%	17,231	—
KBC Financial Products USA Inc.(5)	$5,787,000	0.48%	111,168	—
LLT Limited	$1,295,000	0.11%	24,877	—
Lyxor/Forest Fund Limited	$14,181,000	1.18%	272,418	—

_________________________

(1)        Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in additional supplements to the Prospectus if required.

(2)        Assumes for each $1,000 in principal amount of Debentures that 19.2101 shares of common stock could be received upon conversion. This conversion rate is subject to adjustment as described under “Description of the Debentures—Conversion Rights” on page 21 of the Prospectus. As a result, the number of shares of common stock issuable upon conversion of the Debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the conversion of the Debentures as described under “Description of the Debentures—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control” on page 29 of the Prospectus. In addition, excludes fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Debentures, as described under “Description of the Debentures—Payment upon Conversion” on page 24 of the Prospectus.

(3)        Based on 341,906,631 shares of common stock outstanding as of September 28, 2007, no selling securityholder identified above would own 1% or more of our common stock after an offering and sale of all shares issuable upon conversion of the Debentures. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Debentures, but we did not assume conversion of any other holder’s Debentures.

(4)        For purposes of computing the number and percentage of Debentures and shares of common stock to be held by the selling securityholders after the conclusion of this offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the Debentures and all of the common stock issuable upon conversion of the Debentures offered by this prospectus supplement no. 2, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned by such selling securityholders.

(5)        An affiliate of this entity is a lender under our $1.0 billion multi-year credit facility and may receive customary fees in connection therewith.

(6)        This selling securityholder also owns $7,708,000 in principal amount of Debentures which have been previously registered.

(7)        This selling securityholder also owns $4,792,000 in principal amount of Debentures which have been previously registered.

The date of this prospectus supplement no. 2 is October 12, 2007.